Exhibit 99.1

UMC announced its unconsolidated operating results for the fourth quarter of 2007

1.Date of the investor/press conference: 2008/01/30

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the fourth quarter of 2007. Year-over-year revenue increased by 5.8% to NT$27.62 billion from NT$26.11 billion, and a 11.0% QoQ decrease from NT$31.03 billion in 3Q07. The net income for the fourth quarter in 2007 was NT$1.36 billion and the EPS for the fourth quarter in 2007 was NT$0.16. The revenue of 2007 was NT$106.77 billion and the EPS was NT$1.09.

Wafer shipments in the fourth quarter were 921 thousand 8-inch equivalent wafers. The utilization rate for the quarter was 86%. The percentage of revenue from 90nm and below business was 26% in 4Q07, and the percentage of revenue from 90nm and 65nm business of 2007 was 21% and 2% respectively.

“We experienced normal seasonal demand softness for Q4 2007, which led to a 11% decline in our operating revenues over the previous quarter. With regard to the first quarter, most of our customers’ inventories are at normal levels, and for the most part they are cautiously optimistic about future growth with many estimating single digit growth. Of course, we continue to closely monitor end demand due to the ongoing sup-prime mortgage crisis in the United States.” said UMC Chairman and CEO, Dr. Jackson Hu.

“Due to normal seasonality in the first quarter, we see shipments dropping between 14% and 15% from Q4. On the other hand, ASPs are expected to rise by about 0-1% due to an increase in 65nm shipments. Overall capacity utilization is expected to be about 70%, with contribution from 90nm and 65nm products accounting for more than 35% of total revenue. As far as applications are concerned, we are seeing the largest seasonal corrections in the communications segment, followed by consumer products. PC related products are seeing the smallest correction.”

“Capital expenditures will be between 500 and 700 million dollars in 2008. The major focus of this year’s spending will be to improve product mix for our 8 and 12-inch production lines by increasing the percentage of advanced technologies and improving ASPs. Effective use of our capacity will give us the potential to well support customers’ demand upside in 2008.”

“As far as technology development is concerned, our 45nm program is moving along smoothly with several customer prototypes ready. We expect to see a small amount of 45nm production in the second half of the year. Our 32nm development program is also on schedule. In addition to joint development programs with our IDM and fabless customers, we continue to cooperate with many of the industry’s leading research organizations, including ATDF, IMEC, and IME. Going forward, we do not rule our further technology development alliances, such as our current activities with Elpida.”

“With regard to employee bonuses, we will follow the prevailing industry standard in Taiwan, and reserve 15% of profits for employee bonus compensation. Further details of this plan will be finalized in the March Board of Directors Meeting.”

4.Any other matters that need to be specified:None

Exhibit 99.2

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2008/01/31

2.Method of the present increase (decrease) in investment: invest mainland Chinese company Touch Technology (Shanghai) Co., Ltd., Jiao Yue Software Limited and Touch Technology Development Co., Ltd. (tentative) through Touch Media International Holdings (Cayman)

3.Transaction volume, price per unit, and total monetary amount of the transaction: New share issuance; USD$5,000,000

4.Company name of the invested mainland Chinese company: Touch Technology Co., Ltd. (“Touch Co.”), Jiao Yue Software Limited (“Jiao Yue”) and Touch Technology Development Co., Ltd. (“Touch Technology”)

5.Paid-in capital of said invested mainland Chinese company: Touch Co. is USD$3,888,000, Jiao Yue is USD$500,000, Touch Technology is USD$0.

6.Amount of new capital increment currently planned by said invested mainland Chinese company: Touch Co. is USD$0, Jiao Yue is USD$1,000,000 and Touch Technology is USD$5,000,000.

7.Main business items of said invested mainland Chinese company: Touch Co. is multimedia development, Jiao Yue is software development and Touch Technology is multimedia development.

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Touch Co. is Qualified Opinion; Jiao Yue is Qualified Opinion; and Touch Technology is not applicable.

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Touch Co. is USD$4,253,898, Jiao Yue is USD$603,895, Touch Technology is not applicable.

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Touch Co. is USD$0, Jiao Yue is USD$0 and Touch Technology is not applicable.

11.Amount of actual investment to date in said invested mainland Chinese company: Touch Co. is USD$0, Jiao Yue is USD$0, Touch Technology is USD$0.

12.Counterparty to the transaction and its relationship to the Company: None

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The decision making manner: Negotiation, New share issuance. The decision-making department: Chairman office

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$5,000,000

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 2.58%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 1.99%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 2.02%

25.Total amount of actual investment in the mainland China area to date: USD$0

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation
February 5, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
January	Invoice amount	6,650,679	7,217,843	(567,164)	(7.86)
2008	Invoice amount	6,650,679	7,217,843	(567,164)	(7.86)
January	Net sales	8,215,553	8,236,608	(21,055)	(0.26)
2008	Net sales	8,215,553	8,236,608	(21,055)	(0.26)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	105,894

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,300,247
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	10,885,290	15,000,000
Net Profit from Fair Value	56,562	(216,839)
Written-off Trading Contracts	7,721,368	0
Realized profit (loss)	(21,926)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.4

United Microelectronics Corporation
For the month of January, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of January, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	December 31, 2007	January 31, 2008	Changes
Supervisor	Tzyy-Jang Tseng	9,656,948	9,636,948	(20,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	December 31, 2007	January 31, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	January	2008
Semiconductor Manufacturing Equipment	984,496	984,496
Fixed assets	7,115	7,115

4)	The disposition of assets (NT$ Thousand)

Description of assets	January	2008
Semiconductor Manufacturing Equipment	74	74
Fixed assets	0	0